As filed with the Securities and Exchange Commission on August 5, 1999
                                   File No. 0-


                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                       WHISPERING OAKS INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

                       Texas                                  75-2742601
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                           Identification Number)


16910 Dallas Parkway, Suite 100, Dallas, Texas 75248       (972) 248-1922
(Address of principal executive offices)                  Telephone Number



                                 Kevin B. Halter
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Richard Braucher, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


 Securities to be registered under Section 12(b) of the Act:   none

 Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share





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PART 1

Item 1      DESCRIPTION OF THE BUSINESS


General

Whispering Oaks International, Inc. (herein "WOI") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.


History of WOI

         This registrant was incorporated on December 8, 1997 under the laws of the State of Texas. WOI's business plan involves the acquisition and sale of thoroughbred racing stock of every age from broodmares, weanlings and yearlings to racehorses and stallions. An area of particular concentration is the purchase and sale of weanlings and yearlings at auctions, commonly referred to as "Pinhooking". WOI's principal office is located at 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248. The telephone number is (972) 248-1922.


Industry Overview and Opportunity

Perhaps one of the most interesting investment opportunities available today, pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at various horse auctions with a view to resell them a few months later at similar auctions.

To fully understanding pinhooking and the tremendous profit potential that can be gained, one must understand some basic facts.

All horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in January, it is considered an early foal. Obviously an early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1 when in reality it is only six months old. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two.

Thoroughbred racing is a high-risk investment, with limited returns for the average horse owner. It is a high profile glamour sport, the so-called "Sport of Kings". People dream of owning the "Big" horse, winning the Kentucky Derby etc. Statistically, the great majority of owners lose money year after year, yet they persist in chasing the dream.

In contrast, pinhooking is a relatively conservative investment tool that can bring financial rewards under the right circumstances. The great majority of racing stock is bought at various auctions throughout the United States. These are referred to as "Sales". The major and best-attended sales are in Kentucky, Florida and California. The granddaddy of them all is the September Keeneland Yearling Sale, held in Lexington, Kentucky. It is attended by thousands of buyers from around the world, and the statistics can be mind boggling.

The 1997 September Keeneland Yearling Sale broke all records. The 10-day auction marathon produced the two highest-priced colts and the one highest-priced filly in the 54-year history of the September Sale. It also produced the highest gross revenue and highest average and median prices since the select sessions were inaugurated in 1989. The sale-record was a $2.3 million Mr. Prospector colt. The top price for a filly was $950,000 for a daughter of Danzig. The 10-day auction

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showed record purchases of $152 million. In England, on November 29, 1997 at the famous Tattersalls Weanling Sale someone paid a record $4.4 million for a weanling who was a full brother to the 1991 Epsom Derby winner.

A number of horses at the Keeneland Sale were purchased by pinhookers who will attempt to re-sell these one year olds as two year olds at various major Sales during the months of January, February and March. The key to successful pinhooking is to gage the market, ascertain the most popular bloodlines, know the best price ranges in which to re-sell the purchased horses, etc. Pinhooking is an art, which demands continuous attention to the ever-changing market.

As in all investing, the risk ratio should be measured against the reward ratio. The risk/reward ratio in Pinhooking is quite extraordinary. It is not unusual to be able to purchase horses under $50,000 and resell them for six figures. On a more modest scale (getting away from high priced horses) the well-known Ocala (Florida) March 1997 Yearling Sale brought forth an overall 52% return on investment for pinhookers. A total of 184 horses were offered for sale by pinhookers who bought the horses as weanlings. Statistics show that the average yearlings were purchased for $21,120 and were resold for an average of $47,315. The 52% rate of return calculation includes $10,000 cost of upkeep per juvenile.

By comparison to other well-known sales, Ocala actually had the lowest returns. The OBS Sale at Calder (Miami, FL.) achieved an 89.2% rate of return. The rate of return at the Fasig-Tipton Calder Sale was 58.3% and Barretts (California) was 56.1%. The top pinhooker in Florida was a horsewoman who sold three pinhooked horses for $447,000 after buying them as yearlings for $53,000.

The risk/reward ratio is extraordinary as far as investments are concerned, because on the downside, the worst case scenario will still return a portion of the purchase price of a horse sold at a loss. This should be in the 10-20% range, and such losses should be offset by gains made on profitable transactions. Also, unlike horse racing, where racing careers can be terminated rather swiftly due to permanent injury, the likelihood of an injury that would keep the juvenile out of a sale is relatively slim.


Business Plan

In general, it is the Company's intent to operate profitably in a number of areas, all involving the purchase and sale of thoroughbred horses.

The primary operations and their criteria will be as follows:

(1) Purchase of weanlings in the fall,  to be resold as yearlings in the spring.
(2) Purchase of yearlings in the fall, to be resold as two-year olds in the spring.
(3) Purchase of broodmares in foal in the spring. The offsprings (to be born within 30-60 days from purchase date) would be sold as weanlings in the fall. After giving birth, the broodmares would immediately be bred to selected stallions, thus giving the Company the option to:

     a. sell the broodmares in foal during the fall (current year) or spring (following year).

     b.   sell the foals in the spring of the following year.

(4) Purchase quality stallions for breeding purposes. Revenues would consist of breeding fees of $5,000 to $10,000 per broodmare covered.

All horses are to be insured for mortality.

Sunrise Stable South Training Center near Ocala, Florida will be the home for most of the Company's livestock. The training center is operated by Edward and Irene Coletti and is located approximately 10 miles from the Ocala Breeders' Sales Company auction grounds. The facility consists of 12 buildings and 6 barns with 130 box stalls, located on 160 acres. It has an irrigated 3/4 mile, safe-training track with an electric starting gate. Mr. Coletti is a highly regarded second-generation horseman. He and his wife have spent their entire adult life working with thoroughbreds. Some of the nationally recognized horsemen that regularly patronize the Sunrise Stable South facilities are Eclipse Award winning trainer Bill Mott (trainer of "Cigar"), Hall of Fame

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honorees John Nerud, P.G. Johnson, Nick Zito and Tom Amos. Many horses that have achieved celebrity status have started their brake-in and training at Sunrise Stable South, personally supervised by Mr. Coletti. These include "Blumin Affair" purchased as a yearling for $20,000 who later went on to earn approximately $1 million; 1996 Canadian Two-Year-Old Champion "Gumtuu", who was born and trained at the center; "Unfinished Symph" earning approximately $700,000 and "Forcing Bid" who was purchased as a yearling for $16,000 and who later earned in excess of $700,000.

          WOI will seek to acquire ownership of horses that, in the opinion of management, have the greatest potential to represent profitable investment, measured by the difference between the price paid for each animal at auction and the sales price and the sales price subsequently received. Since beginning operations, WOI has purchased 8 horses and sold 7 horses. WOI has no contracts in place at this time to purchase any horse or horses. While WOI's management is hopeful that purchases can be consummated in the future on favorable terms, it can make no such representations.

         WOI has no employees. Kevin B. Halter and Pam Halter devote all the time that is necessary to attend auctions and analyze the available horses, at no cost to the company.


Market Overview

The current state of the thoroughbred economy in North America can best be described by using the word "boom", according to the January 3, 1998 issue of The Blood Horse magazine, the industry bible. Combined gross revenue for all types of horses reached its highest level ever in 1997, and average prices for weanlings, 2 year-olds, and broodmares also set new records. Ample evidence is available from year-end summaries of all auctions held across the continent in 1997 to indicate that the auction market was among the strongest ever. This trend has continued through 1998 and through the first half of 1999.

Record money was spent for yearlings, weanlings, 2-year olds, and broodmares at public auctions in 1997. Sales for the four main categories of thoroughbreds sold at auctions exceeded $693 million, an increase of 13.5% from the 1996 total of nearly $611 million. It also surpassed the previous annual record of $684 million attained in 1983.

Not only did combined gross revenue for all types of horses reach its highest level ever in 1997, but the year's average prices for weanlings, 2 year-olds and broodmares also set new records.

1996 marked the fifth straight year that total expenditures at public auctions have increased, going back to 1992, when the Thoroughbred market bottomed out of its recession of the late 1980s and early 1990s. Gross revenue at public auctions has more than doubled over the past five years, rising from less than $332 million in 1992 to more than $693 million in 1997. For the five-year period as a whole, average prices have increased by 128.4% for 2 year-olds, by 101.3% for weanlings, by 100.6% for broodmares, and by 68.4% for yearlings.

Competition

The buying and selling of thoroughbred horses is highly competitive. A number of companies and individuals with significantly greater resources than WOI have greater ability to be the successful bidders for quality horses that WOI might want to purchase.

Environmental Matters

WOI is not aware of any environmental liability relating to its facilities or operations that would have a material adverse affect on WOI, its business, assets or results of operations.


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Inflation

Inflation has not historically been a material effect on WOI's operations and is not expected to have a material impact on the company or its operations in the future.


Item 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Part I - Item 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
       AND RESULTS OF OPERATIONS


(1)    Caution Regarding Forward-Looking Information

This quarterly report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.


(2)    Results of Operations

The Company began operations on January 19, 1998 with the purchase of eight (8) broodmares for approximately $225,000. In December 1998, the Company sold all but one broodmare and one foal for gross proceeds of approximately $238,347. The Company sold its remaining foal in the second quarter of 1999 for gross proceeds of approximately $26,125. The Company accounts for all purchased livestock at its original cost and assigns no basis to foals delivered during the Company's ownership. Gross profits from livestock ownership were approximately $110,000 for the year ended December 31, 1998 and approximately $26,000 for the six months ended June 30, 1999. As of June 30, 1999, the Company owns one broodmare.

Related to the Company's livestock ownership, the Company incurred direct operating expenses of approximately $105,000 for the year ended December 31, 1998 and approximately $8,000 for the first six months of 1999.

The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start- Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred. Accordingly, these costs are a component of the Company's general and administrative expenses of approximately $10,000 for the year ended December 31, 1998 and $-0- for the six months ended June 30, 1999.

The Company experienced net income (loss) of approximately $(76,000) for the year ended December 31, 1998 and approximately $13,000 for the six months ended June 30, 1999. These events generated net earnings (loss) per share of approximately $(0.15) per share for the year ended December 31, 1998 and approximately $0.03 per share for the six months ended June 30, 1999.


(3)    Liquidity and Capital Resources

The Company maintained liquidity during the year ended December 31, 1998 and the six months ended June 30, 1999 through the sale of common stock, subject to an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, the sale of common stock to the Company's founders, the proceeds from sales of livestock and non-interest bearing advances from entities related to the Company through common ownership and/or control . It is the intent of the controlling shareholders of the Company to fund the necessary expenses to sustain the corporate entity and/or future purchases of livestock.

The Company has identified no significant capital requirements for the current annual period. Liquidity requirements
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mandated by future business expansions or acquisitions,  if any are specifically identified or undertaken, are not readily determinable at this time as no substantive plans have been formulated by management.

Additionally, management is of the opinion that there is additional potential opportunity for the sale of additional common stock through either private placements or secondary offerings.


(4)    Year 2000 Considerations

The Year 2000 (Y2K) date change is believed to affect virtually all computers and organizations. The Company has undertaken a comprehensive review of its information systems, including personal computers, software and peripheral devices, and its general communications systems. The Company has no direct electronic links with any customer or supplier. In addition, the Company has held discussions with certain of its software suppliers with respect to the Y2K date change. The Company has completed its detailed review, as a preliminary assessment and the Company believes, as of the date of this filing, that it will not be required to modify or replace significant portions of its computer hardware or software and any such modifications or replacements are, or will be, readily available. The Company has no known direct Y2K exposures and anticipates that any costs associated with the Y2K date change compliance to have a material effect on its financial position or its results of operations. There can be no assurance until January 1, 2000, however, that all of the Company's systems, and the systems of its suppliers, shippers, customers or other external business partners will function adequately.












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



Item 3  DESCRIPTION OF PROPERTY

WOI neither owns nor leases any physical properties.


Item 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following information table sets forth certain information regarding WOI's common stock owned on July 20, 1999 by (1) any person (including any "group") who is known by WOI to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and Address(a)                Shares Owned                       Percentage
--------------------------------------------------------------------------------
Kevin B. Halter                      200,000                            39.6%
Pam Halter                            50,000                             9.9%
Kevin B. Halter, Jr.                 250,000                            49.5%

Executive Officers and Directors as  500,000                            99%
  a group (three persons)

(a) The address for each is 16910 Dallas Parkway, Suite 100, Dallas Texas 75248


Item 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and officers of WOI are listed below with information about their respective backgrounds.

Name                              Age                     Position

Kevin B. Halter                   63        Chairman, President, CEO & Director

Pam Halter                        44          Director

Kevin B. Halter, Jr.              38        Vice President, Secretary, Treasurer
                                              & Director

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Kevin B.  Halter has served as  Chairman,  President,  CEO and a director of WOI since December 1997. Mr. Halter has served as Chairman of the Board and Chief Executive Officer of Halter Capital Corporation, a privately-held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the husband of Pam Halter and the father of Kevin B. Halter, Jr.

Pam J. Halter has served as a director of WOI since December 1997. Ms. Halter has been involved in various facets of horse racing since age sixteen, culminating with her successful record as a trainer. Since her retirement from training, she became a successful owner of a small stable of horses attaining the highest win percentage (21.8%) at Louisiana Downs. Her well deserved reputation in the industry combined with her exceptionally keen eye in recognizing prime racing prospects based upon their physical attributes, makes her an invaluable member of the management team. Ms. Halter is the wife of Kevin
B. Halter.

Kevin B. Halter, Jr. has served as Vice President, Secretary, Treasurer and a director of WOI since December 1997. Mr. Halter also serves as Vice President and Secretary of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer company registered with the Securities and Exchange Commission, a position which he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. Kevin B. Halter, Jr. is the son of Kevin B. Halter.

         All directors hold office until the next annual meeting of the shareholders of WOI or until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.


Item 6   EXECUTIVE COMPENSATION

 WOI pays no compensation to its officers and directors currently and paid no compensation in any amount or of any kind to its executive officers or directors for the fiscal years ended December 31, 1997 and 1998.


Item 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In order to maintain liquidity, WOI has obtained non-interest bearing advances from entities related to the company through common ownership and/or control. These advances are payable on demand. At December 31, 1998 WOI owed approximately $70,000. These outstanding advances from affiliates were reduced to approximately $58,000 at June 30, 1999.


Item 8    DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 25,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock:
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares (the "majority shareholders"), when voting for the election of directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. The majority shareholders at the present time are Kevin B. Halter, Pam Halter and Kevin B. Halter, Jr. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy".

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PART II


Item 1 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS


         As of the date of this filing, there is no public market for WOI's common stock. As of July 20, 1999 there were 4 holders of record of WOI's Common Stock. Currently all 505,000 of the 505,000 shares issued and outstanding are deemed to be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may be publicly resold only if registered under the Securities Act in the future or sold in accordance with an eligible exemption from registration, such as Rule 144. There are 500,000 restricted shares owned by affiliates of WOI.

         In general, under Rule 144 as currently in effect, a person (including an affiliate of WOI) who beneficially has owned restricted securities that were acquired from WOI for at least one year prior to an intended sale date is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

(a) one percent of the number of shares of common stock then outstanding; or

(b) the average weekly reported trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of such sale is filed with the SEC, provided that manner of sale and notice requirements and requirements as to the availability of current public information concerning WOI are satisfied.

         Under Rule 144(k), a person who has not been an affiliate of WOI for at least three months preceding the intended sale date and who beneficially has owned restricted securities acquired from WOI for at least two years prior to the sale date, would be entitled to sell the shares without volume limitations, manner of sale provisions, or notification requirements.

         Shares owned by persons who, under the Securities Act, are deemed to be affiliates of WOI are subject to volume limitations, manner of sale provisions, notification requirements, and requirements as to the availability of current public information regarding WOI, regardless of how long the shares have been owned. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

         Kevin B. Halter, Pam Halter and Kevin B. Halter, Jr. are affiliates of WOI because they are officers and directors of WOI and because each owns more than five percent of the common stock. If one of the Halters were to resign all positions held with WOI and sell all of the currently restricted stock in WOI that he or she now owns in a private transaction and, thereby, ceased to be an affiliate of WOI, those shares of WOI's common stock would become freely marketable under Rule 144(k) three months thereafter. Since the affiliates currently own 99% of the issued and outstanding shares, any sales made in the public market would probably adversely affect the prevailing market price of WOI's stock.

WOI's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.


Dividend Policy

           WOI has never paid or declared a cash dividends on its Common Stock. The Board of Directors does not intend to pay any cash dividends in the foreseeable future but to use all profits, as generated, for the expansion and

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

growth of WOI's business. The payment by WOI of dividends, if any, on its common stock in the future is subject to the discretion of the Board of Directors and will depend on WOI's earnings, financial condition, capital requirements and other relevant factors.


Item 2   LEGAL PROCEEDINGS

         There are no legal proceedings of any kind pending involving WOI and, to the knowledge of the management of WOI, no claims have been made nor any litigation threatened against WOI.



Item 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None


Item 4   RECENT SALES OF UNREGISTERED SECURITIES

         None


Item 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of WOI provide that no director or officer of WOI shall be directly liable for damages incurred in connection with legal proceedings brought about by reason of being an officer or director if the person is not ultimately adjudged liable for negligence or misconduct in the action.

          The Texas Business Corporation Act contains provisions relating to indemnification of officers and directors. Generally, this section provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, except an action by or in right of the corporation by reason of the fact that he was a director, officer, employee or agent of the corporation. It must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

         As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of WOI, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and unenforceable.

Item 6      FINANCIAL STATEMENTS

                                 WHISPERING OAKS
                               INTERNATIONAL, INC.

                              Financial Statements
                                       and
                                Auditor's Report

                           December 31, 1998 and 1997
















                               S. W. HATFIELD, CPA
                          certified public accountants

                      Use our past to assist your future sm

                       WHISPERING OAKS INTERNATIONAL, INC.

                                    CONTENTS


                                                                          Page

Reports of Independent Certified Public Accountants                        F-3

Financial Statements

   Balance Sheets as of December 31, 1998 and 1997                         F-4

   Statements of Operations and Comprehensive Income
     for the years ended December 31, 1998 and 1997                        F-5

   Statement of Changes in Stockholders' Equity
     for the years ended December 31, 1998 and 1997                        F-6

   Statements of Cash Flows
     for the years ended December 31, 1998 and 1997                        F-7

   Notes to Financial Statements                                           F-8

S. W. HATFIELD, CPA
certified public accountant

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
Whispering Oaks International, Inc.

We have audited the accompanying balance sheets of Whispering Oaks International, Inc. (a Texas corporation) as of December 31, 1998 and 1997 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and for the period from December 8, 1997 (date of inception) to December 31, 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whispering Oaks International, Inc. as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and the period from December 8, 1997 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.



                                                       S. W. HATFIELD, CPA
Dallas, Texas
July 16, 1999

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com




                       WHISPERING OAKS INTERNATIONAL, INC.
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                     ASSETS
                                                               1998          1997
                                                             --------    ------------
Current assets
   Cash on hand and in bank                                  $ 15,266    $       --
                                                             --------    ------------

Livestock                                                      32,000            --
   Accumulated depreciation                                   (10,225)           --
                                                             --------    ------------

   Net livestock                                               21,775            --
                                                             --------    ------------

TOTAL ASSETS                                                 $ 37,041    $       --
                                                             ========    ============



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable trade                                    $ 12,231    $       --
   Advances from affiliates                                    70,705            --
                                                             --------    ------------

   Total liabilities                                           82,936            --
                                                             --------    ------------


Commitments and contingencies


Stockholders' equity Common stock - $0.001 par value
      25,000,000 shares authorized
      505,000 and -0- shares issued
      and outstanding, respectively                               505            --
   Additional paid-in capital                                  29,495            --
   Accumulated deficit                                        (75,895)           --
                                                             --------    ------------

   Total stockholders' equity                                 (45,895)           --
                                                             --------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 37,041    $       --
                                                             ========    ============



The accompanying notes are an integral part of these financial statements.
                                                                             F-4

                       WHISPERING OAKS INTERNATIONAL, INC.
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                        Year ended December 31, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997


                                                               Period from
                                                              December 8, 1997
                                                Year ended   (date of inception)
                                               December 31,    to December 31,
                                                   1998           1997
                                               -----------  ------------------
Revenues
   Sales of livestock                          $ 238,347    $         --

Cost of Sales
   Net capitalized cost of livestock             127,907              --
                                               ---------    --------------

Gross Profit                                     110,440              --
                                               ---------    --------------

Operating expenses
   Livestock expenses                            104,806              --
   General and administrative expenses             9,711              --
   Depreciation                                   71,818              --
                                               ---------    --------------

   Total operating expenses                      186,335              --
                                               ---------    --------------

Loss from operations                             (75,895)             --

Other income (expense)                              --                --
                                               ---------    --------------

Loss before income taxes                         (75,895)             --

Provision for income taxes                          --                --
                                               ---------    --------------

Net Loss                                         (75,895)             --

Other comprehensive income                          --                --
                                               ---------    --------------

Comprehensive Loss                             $ (75,895)   $         --
                                               =========    ==============

Loss per weighted-average share of common
   stock outstanding, computed on net loss -
   basic and fully diluted                        $(0.15)            nil
                                                    ====             ===
Weighted-average number of
   common shares outstanding                     505,000              --
                                               =========    ==============



The accompanying notes are an integral part of these financial statements.
                                                                             F-5




                       WHISPERING OAKS INTERNATIONAL, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        Year ended December 31, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997


                                                 Additional
                              Common Stock        paid-in   Accumulated
                            # shares    amount    capital    deficit      Total
                            --------   --------   --------   --------    --------

Balances at
   December 8, 1997             --     $   --     $   --     $   --      $   --

Net loss for the period         --         --         --         --          --
                            --------   --------   --------   --------    --------

Balances at
   December 31, 1997

Shares issued to founders    500,000        500      4,500       --         5,000

Shares sold on Private
   Placement Memorandum        5,000          5     24,995       --        25,000

Net loss for the year           --         --         --      (75,895)    (75,895)
                            --------   --------   --------   --------    --------

Balances at
   December 31, 1998         505,000   $    505   $ 29,495   $(75,895)   $(45,895)
                            ========   ========   ========   ========    ========







The accompanying notes are an integral part of these financial statements.
                                                                             F-6




                       WHISPERING OAKS INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                        Year ended December 31, 1998 and
   Period from December 8, 1997 (date of inception) through December 31, 1997


                                                                                 Period from
                                                                               December 8, 1997
                                                             Year ended      (date of inception)
                                                            December 31,       to December 31,
                                                                1998                1997
                                                            ------------     -------------------

Cash flows from operating activities
   Net loss for the year                                    $ (75,895)         $      --
   Adjustments to reconcile net loss to net
      cash provided by operating activities
         Gain on sale of livestock                           (110,440)                --
         Depreciation                                          71,818                 --
         Increase in accounts payable                          12,231                 --
                                                            ---------          -----------

Net cash used in operating activities                        (102,286)                --
                                                            ---------          -----------


Cash flows from investing activities
   Proceeds from sales of livestock                           238,347                 --
   Purchases of livestock                                    (221,500)                --
                                                            ---------          -----------

Net cash provided by investing activities                      16,847                 --
                                                            ---------          -----------


Cash flows from financing activities
   Advances from affiliates                                    70,705
   Proceeds from sale of common stock                          30,000                 --
                                                            ---------          -----------

Net cash provided by financing activities                     100,705                 --
                                                            ---------          -----------

INCREASE IN CASH                                               15,266                 --

Cash at beginning of year                                        --                   --
                                                            ---------          -----------

Cash at end of year                                         $  15,266          $      --
                                                            =========          ===========

Supplemental disclosure of interest and income taxes paid
   Interest paid for the period                             $    --               $      --
                                                            =========             ===========
   Income taxes paid for the period                         $    --               $      --
                                                            =========             ===========




The accompanying notes are an integral part of these financial statements.
                                                                             F-7

                       WHISPERING OAKS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note A - Organization and Description of Business

Whispering Oaks International, Inc. (Company) was incorporated on December 8, 1997 under the laws of the State of Texas. The Company was formed to engage in the acquisition and sale of thoroughbred race horses of every age, from broodmares and weanlings to mature racehorses and stallions. The Company intends, initially, to focus in the area of purchasing and selling weanlings and yearlings at various auctions in an activity commonly referred to as "pinhooking".

Pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at auction and reselling them at a different, but similar, auction in the near future. The Company projects an average historical holding period of five to six months between purchase and resale.

The Company began operations in January 1998 with its initial capitalization and its initial livestock purchase.

The Company has elected a year-end of December 31 and uses the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note B - Summary of Significant Accounting Policies

1.    Cash and cash equivalents

      For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.    Livestock

      Livestock is recorded at cost and are depreciated on a straight-line basis, over their estimated useful lives (generally 3 years). Foals delivered after the broodmare is purchased are capitalized by the Company at a "zero cost" basis. At December 31, 1998, the Company had one broodmare and one foal delivered by broodmares after acquisition by the Company in its stable.

3     Organization costs

      The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

                       WHISPERING OAKS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note B - Summary of Significant Accounting Policies - Continued

4.    Income Taxes

      The Company uses the asset and liability method of accounting for income taxes. At December 31, 1998 and 1997, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
      Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of December 31, 1998 and 1997, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2018.

5.    Earnings (loss) per share

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1998 and 1997, the Company had no warrants and/or options outstanding.


Note C - Equity Transactions

In January 1998, as revised in March 1998, the Company issued a Private Placement Memorandum, utilizing an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, to sell up to 200,000 shares of Common Stock at a price of $5.00 per share. As of December 31, 1998, the Company had sold 5,000 shares of common stock yielding gross proceeds to the Company of $25,000.


Note D - Subsequent Events

During the second quarter of Calendar 1999, the Company sold the foal from its stable.



                       Whispering Oaks International, Inc.
                                 Balance Sheets
                             June 30, 1999 and 1998

                                   (Unaudited)

                                                               1999        1998
                                                             ---------    ---------

                                     ASSETS
Current Assets
   Cash on hand and in bank                                  $   8,903    $     632
                                                             ---------    ---------
      Total current assets                                       8,903          632
                                                             ---------    ---------

Livestock - At Cost                                             32,000      221,500
   Less accumulated depreciation                               (15,558)     (36,917)
                                                             ---------    ---------
      Net Livestock                                             16,442      184,583
                                                             ---------    ---------

Total Assets                                                 $  25,345    $ 185,215
                                                             =========    =========


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable - trade                                  $    --      $  15,239
   Due to affiliates                                            58,605      237,205
                                                             ---------    ---------
      Total current liabilities                                 58,605      252,444
                                                             ---------    ---------

Commitments and Contingencies

Shareholders' Equity
   Common stock - $0.001 par value.  25,000,000 shares
      authorized.  505,000 issued and outstanding                  505          505
   Additional paid-in capital                                   29,495       28,695
   Accumulated deficit                                         (63,260)     (96,429)
                                                             ---------    ---------
      Total shareholders' equity                               (33,260)     (67,229)
                                                             ---------    ---------

Total Liabilities and Shareholders' Equity                   $  25,345    $ 185,215
                                                             =========    =========



The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                             F-1




                       Whispering Oaks International, Inc.
                Statements of Operations and Comprehensive Income
                Six and Three months ended June 30, 1999 and 1998

                                   (Unaudited)


                                          Six months  Six months  Three months Three months
                                              ended       ended      ended         ended
                                            June 30,    June 30,    June 30,    June 30,
                                              1999        1998        1999        1998
                                           ---------   ---------    ---------   ---------

Revenues
   Sales of livestock                      $  26,125   $    --      $  26,125   $    --
                                           ---------   ---------    ---------   ---------

Cost of Sales
   Net capitalized cost of livestock            --          --           --          --
                                           ---------   ---------    ---------   ---------

Gross profit                                  26,125        --         26,125        --
                                           ---------   ---------    ---------   ---------

Expenses
   Livestock expenses                          8,157      52,801        4,775      16,674
   General and administrative                   --         6,711         --           100
   Depreciation                                5,333      36,917        2,666      18,459
                                           ---------   ---------    ---------   ---------
      Total expenses                          13,490      96,429        7,441      35,233
                                           ---------   ---------    ---------   ---------

Income (Loss) from
   operations before
   provision for
   income taxes                               12,635     (96,429)      18,684     (35,233)

Provision for income taxes                      --          --           --          --
                                           ---------   ---------    ---------   ---------

Net Income (Loss)                             12,635     (96,429)      18,684     (35,233)

Other Comprehensive Income                      --          --           --          --
                                           ---------   ---------    ---------   ---------

Comprehensive Income (Loss)                $  12,635   $ (96,429)   $  18,684   $ (35,233)
                                           =========   =========    =========   =========


Income (Loss) per weighted-
   average share of common
   stock outstanding, computed
   on net loss - basic and fully diluted   $    0.03   $   (0.19)   $    0.04   $   (0.07)
                                           =========   =========    =========   =========

Weighted-average number of shares
   of common stock outstanding -
   basic and fully diluted                   505,000     505,000      505,000     505,000
                                           =========   =========    =========   =========


The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                             F-2




                       Whispering Oaks International, Inc.
                            Statements of Cash Flows
                     Six months ended June 30, 1999 and 1998

                                   (Unaudited)

                                                             Six months   Six months
                                                                ended        ended
                                                              June 30,     June 30,
                                                                1999         1998
                                                             ---------    ---------
Cash Flows from Operating Activities
   Net Income (Loss)                                         $  12,635    $ (96,429)
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Gain on sale of livestock                             (26,125)        --
         Depreciation                                            5,333       36,917
         Increase (Decrease) in
            Accounts payable                                   (12,231)      15,239
                                                             ---------    ---------

Net cash provided by (used in) operating activities            (20,368)     (44,273)
                                                             ---------    ---------


Cash Flows from Investing Activities
   Proceeds from sale of livestock                              26,125         --
   Purchases of livestock                                         --       (221,500)
                                                             ---------    ---------

Net cash provided by investing activities                       26,125     (221,500)
                                                             ---------    ---------


Cash Flows from Financing Activities
   Proceeds from sale of common stock                             --         29,200
   Net change in advances from affiliates                      (12,100)     237,205
                                                             ---------    ---------

Net cash provided by financing activities                      (12,100)     266,405
                                                             ---------    ---------

Increase (Decrease) in Cash and Cash Equivalents                (6,363)         632

Cash and cash equivalents at beginning of period                15,266         --
                                                             ---------    ---------

Cash and cash equivalents at end of period                   $   8,903    $     632
                                                             =========    =========

Supplemental Disclosures of Interest and Income Taxes Paid

   Interest paid during the period                           $    --      $    --
                                                             =========    =========
   Income taxes paid (refunded)                              $    --      $    --
                                                             =========    =========







The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                             F-3

                       Whispering Oaks International, Inc.

                          Notes to Financial Statements


Note 1 - Basis of Presentation

Whispering Oaks International, Inc. (Company) was incorporated on December 8, 1997 under the laws of the State of Texas. The Company was formed to engage in the acquisition and sale of thoroughbred race horses of every age, from broodmares and weanlings to mature racehorses and stallions. The Company intends, initially, to focus in the area of purchasing and selling weanlings and yearlings at various auctions in an activity commonly referred to as "pinhooking".

Pinhooking is essentially the purchase of thoroughbred weanlings and yearlings at auction and reselling them at a different, but similar, auction in the near future. The Company projects an average historical holding period of five to six months between purchase and resale.

The Company began operations in January 1998 with its initial capitalization and its initial livestock purchase.

The Company has elected a year-end of December 31 and uses the accrual method of accounting.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2 - Summary of Significant Accounting Policies

a.)   Cash and cash equivalents

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

                       Whispering Oaks International, Inc.

Note 2 - Summary of Significant Accounting Policies - Continued

b.)   Livestock

      Livestock is recorded at cost and are depreciated on a straight-line basis, over their estimated useful lives (generally 3 years). Foals delivered after the broodmare is purchased are capitalized by the Company at a "zero cost" basis. At June 30, 1999, the Company had one broodmare in its stable.

c)    Organization costs

      The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

d.)   Income Taxes

      The Company uses the asset and liability method of accounting for income taxes. At June 30, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences.
      Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of June 30, 1999 and 1998, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If these carryforwards are not utilized, they will begin to expire in 2018.

e.)   Earnings (loss) per share

      Basic  earnings  (loss) per share is computed  by dividing  the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of June 30, 1999 and 1998, respectively, the Company had no warrants and/or options outstanding.


Note 3 - Equity Transactions

In January 1998, as revised in March 1998, the Company issued a Private Placement Memorandum, utilizing an exemption from registration under Regulation D, Rule 504 of the US Securities and Exchange Commission, to sell up to 200,000 shares of Common Stock at a price of $5.00 per share. As of June 30, 1999 and 1998, respectively, the Company had sold 5,000 shares of common stock yielding gross proceeds to the Company of $25,000.

                                INDEX TO EXHIBITS


Exhibit
Number

  3.1      Articles of Incorporation of WOI


  3.2      Bylaws of WOI


  27       Financial Data Schedule

























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







                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, WOI caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    August 4, 1999          WHISPERING OAKS INTERNATIONAL, INC.

                                   by:  /s/ Kevin B. Halter
                                        ----------------------------------------
                                            Kevin B. Halter, Chairman, President
                                            and Chief Executive Officer


                               POWER OF ATTORNEY

Whispering Oaks International, Inc. and each person whose signature appears below hereby designates and appoints Kevin B. Halter as his attorney-in-fact (the " Attorney-in-Fact") with full power to act alone, and to execute and in the name and on behalf of WOI and each person, individually and in the capacity stated below, any amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as the Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration Statement together with all exhibits thereto and any and all documents in connection therewith.

Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


       /s/ Kevin B. Halter                               August 4, 1999
-----------------------------------------
Kevin B. Halter,
 Chairman, President
and Chief Executive Officer
(Principal Executive Officer)


      /s/ Kevin B. Halter, Jr.                           August 4, 1999
-----------------------------------------
Kevin B. Halter, Jr.,
Vice President, Secretary and  Treasurer
(Principal Accounting Officer)


     /s/ Pam Halter                                      August 4, 1999
-----------------------------------------
Pam Halter
Director







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